Exhibit 2.1

May 16, 2013

VIA FAX - (703) 941-6300

PERSONAL & CONFIDENTIAL

Bowl America of Florida, Inc.

Attention: Mr. Leslie H. Goldberg

P.O. Box 1288

Springfield, VA 22151-0288

PURCHASE AND SALE UNDERSTANDING

Re:          Bowl America of Florida, Inc. (“Seller”) sale to Rollins College (“Buyer”)

Building Address: 1111 West Fairbanks Avenue, Winter Park, Florida (“Property”)

Dear Mr. Goldberg:

The purpose of this letter is to confirm your conversation with our agent, Frank Herring, regarding the above. You have informed Mr. Herring that while the Seller is willing to sell the Property to Rollins it will not sign the Contract that Rollins submitted or any other contract and that your preference is to proceed to a closing on the sale of the Property to Rollins as soon as possible subject to the following:

1.             Parties: Bowl America of Florida, Inc. shall be the Seller and Rollins College shall be the Buyer.

2.             Property: The Property shall be the building and its contents (not including the personal property excluded from the sale pursuant to Section 15 hereof) (“Personal Property”) located at 1111 West Fairbanks Avenue, Winter Park, Florida.

3.             Purchase Price: Two Million Eight Hundred Fifty Thousand Dollars ($2,850,000.00) payable, in cash or immediately available federal funds, at closing.

4.             Status and Evidence of Title to the Property: The Buyer shall proceed immediately to obtain a title search of the Property and cause to be issued a Title Insurance Commitment (“Title Commitment”). The condition of the title as shown by the Title Commitment must be acceptable to the Buyer.

5.             Survey:   The Buyer shall proceed immediately to have the Property surveyed by a registered Florida surveyor (“Survey”). The Survey must be acceptable to the Buyer.

6.             Environmental Assessment: The Buyer shall proceed immediately to obtain a Phase I Environmental Assessment, together with any additional environmental assessments that may be indicated, in or by the Phase I Assessment all of which must be acceptable to the Buyer (“Environmental Assessment”).

7.             Closing:   The Buyer shall make every effort to close prior to the close of business on May 31, 2013 (“Closing Date”). The Closing shall occur within five (5) business days after the last of the following takes place:

(a)           The Title Commitment is received and approved by the Buyer; and

(b)           The Survey is received and approved by the Buyer; and

(c)           The Environmental Assessment is received and approved by the Buyer.

Notwithstanding anything to the contrary in this Purchase and Sale Understanding, in the event that the Closing has not occurred by June 11, 2013, Seller may terminate this Purchase and Sale Understanding upon written notice to Buyer, upon which termination neither party hereto shall have any further rights, or claims, or obligations hereunder.

8.             Closing Documents/Possession:   At Closing, each party will execute a closing statement for the transaction in form reasonable acceptable to the parties. Seller will execute and deliver to Purchaser a Quit Claim Deed (in form reasonably acceptable to Seller), a Quit Claim Bill of Sale (without any warranties whatsoever) transferring Personal Property to Buyer (in form reasonably acceptable to Seller), an owner’s affidavit in form attached hereto as Exhibit A and corporate authorization authorizing the transaction. Possession of the Property shall be delivered to the Buyer on the Closing Date.

9.             Closing Costs: The cost of the Title Policy and title search fees connected therewith, the Documentary Stamp Tax due on the Deed, the cost of the Survey, the cost of the Environmental Assessment and the cost of recording the Deed shall be paid for by the Buyer. The Seller shall have no closing costs. Each party will pay its own attorneys’ fees.

10.           Brokerage Commission: Neither party has engaged the services of a Real Estate Broker in connection with this transaction and accordingly, no real estate commission will be due and payable.

11.           Property Taxes: Seller shall pay property taxes for all years prior to 2013. Property taxes for 2013 shall be paid by the Buyer. There shall be no proration of taxes.

12.           Conveyance: The conveyance of the Property by the Seller to the Buyer will be by Quit Claim Deed.

13.           Confidentiality:   Seller and Buyer agree that they and their respective successors, assigns, employees, engaged professionals, managers and affiliates (collectively, the "Related Parties") will hold and treat the information relating to this transaction in confidence and will not disclose the same to any other party except as necessary or reasonably appropriate to accomplish the transaction contemplated herein. Without limiting the generality of the preceding sentence, Buyer may provide the information to appraisers and other professionals engaged to provide services to Buyer in connection with this transaction.

14.     “As is”/“Where is”: Buyer shall purchase the Property “as is” and “where is” with Buyer hereby making the acknowledgements set forth in Exhibit B hereto, which is incorporated into this Purchase and Sale Understanding as if fully set forth herein. Seller does not, by the execution and delivery of this letter make any warranty, express or implied, of any kind or any nature whatsoever, with respect to the Property. Without limiting the generality of the foregoing, SELLER MAKES, AND SHALL MAKE, NO EXPRESS OR IMPLIED WARRANTY AS TO THE MERCHANTABILITY, VALUE, QUALITY OR SALABILITY OF THE PROPERTY.

15.           Removal of Personal Property by Seller: For a period of twenty (20) days following the Closing Date, the Seller shall have the right, but not the obligation, to remove from the Property spare bowling alley parts, cash registers and other related items which are stored in the Property. Buyer shall provide Seller with reasonable access to the Property for purposes of exercising Seller’s rights under this Section 15. Any removal shall be at the sole cost and expense of the Seller. All other Personal Property shall be transferred to the Buyer at closing. The provisions of this Section 15 shall survive Closing and the delivery of the Deed.

16.           Buyers Representative:   In addition to the undersigned, the Seller is authorized to deal with the parties whose contact information follows. Both of these individuals are familiar with the transaction and will be involved in the preparation of closing documents and other matters relating to closing:

Victor E. Woodman, Esquire	Frank L. Herring, President
Winderweedle, Haines, Ward &	The Herring Group
Woodman, P.A.	200 East New England Avenue
329 Park Avenue North, 2nd Floor	Suite 350
Winter Park, Florida 32789	Winter Park, Florida 32789
P.O. Box 880	Telephone: 407-421-5565
Winter Park, Florida 32790-0880	frankherring@the- herringgroup.com
Telephone: 407-246-8412
vwoodman@whww.com

17.           Radon Gas. Pursuant to Section 404.05618, Florida Statutes (1988), the following notification regarding radon gas is hereby made, and all parties executing this Agreement acknowledge receipt of this notification:

Radon Gas: “Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county public health unit”.

18.           Agreement to Cooperate in Like Kind Exchange. In the event Seller so elects, Buyer agrees to cooperate with Seller in effecting a tax-deferred exchange under Internal Revenue Code Section 1031 as amended. Seller shall have the right to elect this tax deferred exchange at any time prior to the Closing Date and to assign this Purchase and Sale Understanding in connection with such tax deferred exchange. If Seller elects to effect a tax deferred exchange, Buyer agrees to execute additional closing instructions, documents, agreements or instruments to effect the exchange, provided that Buyer shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the exchange, and no delay in Closing.

19.          If you are agreeable to the terms and conditions set forth herein, please sign and return a copy of this letter to the undersigned.

Sincerely,

ROLLINS COLLEGE

By: /s/ Jeffrey Eisenbarth

       Jeffrey Eisenbarth,

       Vice President/Treasurer

ACCEPTANCE

The terms and conditions of the foregoing Purchase and Sale Understanding are hereby accepted by the Seller this 20th day of May, 2013.

Bowl America of Florida, Inc.

By: /s/ Donald Armel

As: President